UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer PEARSON PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

BOTH (i) AND (ii)

3.	Name of person discharging managerial responsibilities/director JOHN FALLON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1 HOLDING	6	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P EACH
7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them JOHN FALLON	8.	State the nature of the transaction EXERCISE OF OPTIONS UNDER THE COMPANY'S 2010 5 YEAR SAVE AS YOU EARN PLAN
9	Number of shares, debentures or financial instruments relating to shares acquired 1,930 SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000235%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction EXERCISE PRICE £8.056	14.	Date and place of transaction 3 AUGUST 2015 - LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 293,056 0.03571%	16.	Date issuer informed of transaction 5 AUGUST 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries: NATALIE DALE ASSISTANT COMPANY SECRETARY 020 7010 2261

Name of duly authorised officer of issuer responsible for making notification NATALIE DALE, ASSISTANT COMPANY SECRETARY
Date of notification: 5 August 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer PEARSON PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

BOTH (i) AND (ii)

3.	Name of person discharging managerial responsibilities/director TAMARA MINICK-SCOKALO	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1 HOLDING	6	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P EACH
7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them TAMARA MINICK-SCOKALO	8.	State the nature of the transaction EXERCISE OF OPTIONS UNDER THE COMPANY'S 2012 3 YEAR SAVE AS YOU EARN PLAN
9	Number of shares, debentures or financial instruments relating to shares acquired 990 SHARES (GROSS - SEE ADDITIONAL INFORMATION AT ITEM 23 BELOW)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00012%
11.	Number of shares, debentures or financial instruments relating to shares disposed 760 SHARES (SEE ADDITIONAL INFORMATION AT ITEM 23 BELOW)	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.00009%
13.	Price per share or value of transaction EXERCISE PRICE £9.090	14.	Date and place of transaction 3 AUGUST 2015 - LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 230 0.00003%	16.	Date issuer informed of transaction 5 AUGUST 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information AS PERMITTED BY THE RULES OF PEARSON'S INTERNATIONAL SHARESAVE PLAN, MS MINICK-SCOKALO ELECTED TO SELL SUFFICIENT OF THE NEWLY-ACQUIRED SHARES TO COVER THE PURCHASE PRICE, LEAVING A NET ACQUISITION OF 230 SHARES. TOTAL NUMBER ACQUIRED: 990 NUMBER SOLD TO COVER EXERCISE COSTS: 760 NET NUMBER RETAINED: 230	24.	Name of contact and telephone number for queries: NATALIE DALE ASSISTANT COMPANY SECRETARY 020 7010 2261

Name of duly authorised officer of issuer responsible for making notification NATALIE DALE, ASSISTANT COMPANY SECRETARY
Date of notification: 5 August 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 August 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary